NO ACT

PE
6-27-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

08052351

DIVISION OF
CORPORATION FINANCE

July 16, 2008

Received SEC
JUL 16 2008
Washington, DC 20549

Act 1934
Section
Rule 13d-1(b)(1)(ii)
Public
Availability July 16, 2008

PROCESSED
AUG 01 2008
THOMSON REUTERS

Guy P. Lander, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005-2072

Re: Orbis Group and certain of its Qualifying Entities
No-Action Request dated June 27, 2008

Dear Mr. Lander:

We are responding to your letter dated June 27, 2008 addressed to Michael Pressman, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as set forth in your June 27, 2008 letter, unless we indicate otherwise.

The Division of Corporation Finance will not recommend enforcement action to the Commission if Orbis Group and the Qualifying Entities report beneficial ownership on Schedule 13G under those circumstances in which they could so report if they were entities of the type identified in Rule 13d-1(b)(1)(ii) under the Securities Exchange Act of 1934.

This position is based solely upon the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of the relevant foreign laws that govern Orbis Group and the Qualifying Entities to the U.S. laws governing entities of the type listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish upon request the information that would be required by Schedule 13D.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position with respect to recommending enforcement action. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed filings may raise, including, but not limited to, the adequacy of disclosure in, and the applicability of any other federal or state laws to, the Schedule 13G filings to be made, if any, by Orbis Group or the Qualifying Entities.

Sincerely,

Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

CARTER LEDYARD & MILBURN LLP

Counselors at Law

Guy P. Lander
Partner
•
Direct Dial: 212-238-8619
E-mail: lander@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022-6856
(212) 371-2720

June 27, 2008

<u>Via Email; Original Via Fedex</u>

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Michael K. Pressman

Ladies and Gentlemen:

We are writing on behalf of the Orbis Group and certain of its entities (the "Qualifying Entities") as identified in Attachment A hereto. The Orbis Group provides investment management services to institutions and individuals through mutual funds. We request assurance that the Division of Corporation Finance (the "Division") will not recommend enforcement action by the U.S. Securities and Exchange Commission (the "Commission") if the Qualifying Entities report on Schedule 13G the beneficial ownership of equity securities ("Registered Securities") of a class that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") rather than on Schedule 13D, notwithstanding that they do not technically fall within any of the classes of persons that constitute qualified institutional investors as set forth in Rule 13d-1(b)(1)(ii) of the Exchange Act.

This request is being sought for future holdings of Registered Securities by the Qualifying Entities, and not for current holdings, of the type specified in Rule 13d-1(a), acquired in the normal course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participation in any transaction having such purpose or effect.

Description of Orbis Group

The ultimate control persons of the Orbis Group are Pictet Trustee Company SA and Pictet Overseas Trust Corporation Limited (the "Orbis Trustees"). Pictet Trustee Company SA is the sole trustee of The Orbis Trust, and Pictet Trustee Company SA and Pictet Overseas Trust Corporation Limited are co-trustees of The Orbis Holdings Trust. The Orbis Holdings Trust is the sole owner of Orbis World Limited, which, collectively with The Orbis Trust, owns Orbis

Holdings Limited ("Orbis Holdings", collectively, Orbis Holdings with The Orbis Trust, The Orbis Holdings Trust and Orbis World Limited, are the "Orbis Holding Companies").

Orbis Holdings is the sole owner of Orbis Investment Management Limited ("Orbis Investment Management"), on the one hand, and Orbis Asset Management Limited ("Orbis Asset Management"), on the other hand, both of which are companies incorporated under the laws of Bermuda (together, the "Orbis Advisers"). Orbis Investment Adviser and Orbis Asset Management act as investment advisers to certain funds as set forth below.

Orbis Investment Management is an investment adviser licensed to conduct investment business by the Bermuda Monetary Authority. It is not registered under the U.S. Investment Advisers Act of 1940 (the "Advisers Act"). It manages the following investment funds or sub-funds within such investment funds formed outside the United States that hold Registered Securities:

(a) Orbis Global Equity Fund Limited ("Global");

(b) Orbis Optimal SA Fund Limited ("Optimal SA");

(c) Orbis SICAV- Global Equity Fund, a sub-fund ("SICAV Sub-Fund") within Orbis SICAV ("SICAV");

(d) Orbis MIS- Global Equity Fund ("MIS"); and

(e) G.A. Fund- L Equities Deep Value World TP, a sub-fund ("GA Sub-Fund") within G.A.Fund-L ("GA").

Under the investment management contracts between Orbis Investment Management and the funds (which are not cancelable within 60 days), Orbis Investment Management exercises full discretionary authority with the power to vote and dispose of the securities held by these funds, except for GA Sub-Fund. For GA Sub-Fund it only exercises dispositive power (the voting power remains with GA. Nevertheless, under all of the investment management contracts between Orbis Investment Management and the funds, the funds retain the legal right to make investment decisions or dispose of their securities holdings. Consequently, all these funds share beneficial ownership with Orbis Investment Management over Registered Securities held by the funds.

Orbis Asset Management is the general partner of a U.S. limited partnership, Orbis Optimal Global Fund, L.P. ("Optimal Global"), a Delaware limited partnership. Orbis Investment Management serves as the investment adviser to Orbis Asset Management. Orbis Asset Management and Optimal Global are not registered under the Advisers Act nor licensed to conduct investment business by the Bermuda Monetary Authority (although Orbis Asset Management is registered as a commodity pool operator under the U.S. Commodity Exchange Act).

Collectively all the funds referred to in this letter are referred to as the "Orbis Funds".

The Orbis Funds hold various percentages of Registered Securities from time to time. Our client represents that each of the Orbis Funds does not currently constitute a "group" with, and will not, as long as they are relying on the relief requested herein with respect to a Registered Security, act in the future as a "group" in respect of such Registered Security with, any of the other Orbis Funds or with any of the Orbis Advisers within the meaning of Rule 13d-5(b). Further, the Orbis Trustees and the Orbis Holding Companies recognize that the relief requested will not be available to them if the aggregate beneficial ownership of Registered Securities held directly by them, or directly or indirectly by its subsidiaries that are not qualified institutional investors, exceeds 1% of the outstanding Registered Securities.

On behalf of all the Orbis Group and the Qualifying Entities, we are requesting assurance that the Division will not recommend that the Commission take enforcement action if the Qualifying Entities report beneficial ownership of Registered Securities as qualified institutional investors on Schedule 13G under Rule 13d-1(b) under the Exchange Act rather than as passive investors on Schedule 13G under Rule 13d-1(c) under the Exchange Act or otherwise on Schedule 13D.

Bermuda Operations and Regulation

Orbis Investment Management, Global and Optimal SA are domiciled in Bermuda. The following summarizes the Bermuda operations and regulation of Orbis Investment Management, Global and Optimal SA. We are not Bermuda lawyers and accordingly the discussion of the Bermuda investment regulatory regime in the following summary is based on representations of our client which are based on advice from Bermuda counsel.

Orbis Investment Management, Global and Optimal SA are subject to extensive regulation under Bermuda law. Orbis Investment Management, Global and Optimal SA are regulated under the Investment Business Act 2003 (the "IBA") and related regulations, which is administered by the Bermuda Monetary Authority (the "BMA"). To be licensed to conduct investment business under the IBA, a company must show that it is a fit and proper body to be engaged in the investment business and has, or has available to it, adequate knowledge and expertise. Under the IBA, investment business includes investment management and investment advisory business. Once licensed, a company is subject to the powers of the BMA to supervise, investigate and intervene in the affairs of investment providers. Among other things, the IBA (a) requires IBA licensees to file annual statutory compliance certifications and financial statements audited by an independent auditor and statutory quarterly financial returns; (b) subjects IBA licensees to continuous immediate disclosure requirements in respect of significant developments (c) requires IBA licensees to comply with certain solvency and liquidity standards; (d) requires IBA licensees to adhere to minimum conduct of business standards; and (e) subjects IBA licensees to periodic prudential meetings and on-site inspections. In addition, the BMA must approve any change of control or acquisition of an IBA licensee. Finally, in addition to the powers of the BMA discussed above, the BMA may require certain information from an investment provider (or certain other persons) to be produced to it, may instigate investigations of IBA licensees and may assist other regulatory authorities, including foreign regulatory authorities, with their investigations involving IBA licensees in Bermuda.

Luxembourg Operations and Regulation

SICAV, of which SICAV Sub-Fund is part, and GA, of which GA Sub-Fund is part, are domiciled in Luxembourg. The following summarizes the Luxembourg operations and regulation of SICAV and GA Sub-Fund. We are not Luxembourg lawyers and accordingly the discussion of the Luxembourg investment regulatory regime in the following summary is based on representations of our client which are based on advice from Luxembourg counsel.

SICAV and GA are subject to extensive regulation under Luxembourg law. SICAV and GA are governed, respectively, by Part I of the law of 20 December 2002 on undertakings for collective investment, and by the Law of 19th July 1991 relating to undertakings for collective investment the securities of which are not intended to be placed with the public (which has been repealed and replaced by the law of 13 February 2007 on specialized investment funds) and are supervised by the Commission de Surveillance du Secteur Financier (the "CSSF") in Luxembourg. Furthermore, SICAV is an undertaking for collective investment in transferable securities for the purpose of the European Council Directive EEC/85/611, as amended, meaning that it is eligible to be offered to the public across Member States of the European Union subject to local distribution requirements.

In order to carry out their activities, collective investment schemes such as SICAV and GA must be authorized by the CSSF. In approving collective investment schemes such as SICAV and GA, the CSSF must approve inter alia, the fund's constitutional and offering documents as well as its choice of custodian bank and other service providers. Funds governed by the aforementioned law of 13 February 2007 on specialized investment funds ("SIF funds") are however subject to a lesser regulatory framework (*inter alia,* investment managers are not subject to approval by the CSSF; there is no requirement to have a promoter; SIF funds do not have to publish semi-annual reports.) The CSSF must vet every director of a fund to ensure they are of sufficiently good repute and have sufficient experience in relation to the type of business carried out by the fund concerned. Once authorized, Luxembourg funds are subject to the powers of the CSSF to supervise, investigate and intervene in the affairs of the funds. Among other things, Luxembourg funds are required to (a) file annual financial statements audited by an independent auditor, and statutory semi annual financial statements and quarterly and monthly financial returns; (b) observe certain prescribed minimum investment restrictions; (c) adhere to minimum conduct of business standards including certain prescribed risk management practices, and (d) approve any changes to the fund's service providers including its custodian, administrator, promoter, directors, managers, investment advisers, auditors, constitution and offering documents. Finally, in addition to the powers of the CSSF discussed above, the CSSF may require certain information from a fund (or certain other persons) to be produced to it, may instigate investigations of the fund and may assist other regulatory authorities, including foreign regulatory authorities, with their investigations involving funds in Luxembourg. The CSSF and the Commission are signatories to the IOSCO (International Organization of Securities Commission) multilateral memorandum of understanding concerning consultation and cooperation and the exchange of information.

MIS, which is domiciled in Australia, is not a regulated entity (and therefore not a Qualifying Entity). However, since MIS does not own 5% or more of the Registered Securities of any issuer, MIS is not subject to Rule 13d-1. Accordingly, we are not requesting exemptive relief for MIS as a qualified institutional investor. However, MIS' holdings or Registered Securities are allocable to the Orbis Trustees, the Orbis Holding Companies and Orbis Investment Management, and therefore its holdings would be included in the 1% test described below.

Orbis Asset Management, which also is domiciled in Bermuda, and Optimal Global, which is domiciled in Delaware, are not subject to the IBA (and therefore not Qualifying Entities). However, since Orbis Asset Management and Optimal Global do not own 5% or more of the Registered Securities of any issuer, Orbis Asset Management and Optimal Global are not subject to Rule 13d-1. Accordingly, it is irrelevant for the purposes of this letter to what extent Orbis Asset Management and Optimal Global are regulated. However, Orbis Asset Management's and Optimal Global's holdings are allocable to the Orbis Trustees and the Orbis Holding Companies and therefore their holdings would be included also in the 1% test described below.

Background to Request

In the normal course of business, Global, Optimal SA, SICAV Sub-Fund, MIS and GA Sub-Fund, will going forward become the beneficial owners (under Rule 13d-3(a)) of more than 5% of Registered Securities. Accordingly, the Orbis Trustees, the Orbis Holding Companies, and Orbis Investment Management as investment adviser, will become the beneficial owners of such Registered Securities held collectively by these funds.

MIS, Orbis Asset Management and Optimal Global will not become, individually or in the aggregate, beneficial owners of more than 5% of Registered Securities and will, therefore, not be subject to Rule 13d-1.

Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, MIS and GA Sub-Fund currently may not report beneficial ownership on Schedule 13G as qualified institutional investors because they do not meet the qualifications under Rule 13d-1(b)(1)(ii)(D) or (E) in that they are not registered under the Investment Company Act or the Advisers Act. Consequently, the Orbis Trustees and the Orbis Holding Companies as parent holding companies do not meet the qualifications under Rule 13d-1(b)(1)(ii)(G) because Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, MIS and GA Sub-Fund do not meet the qualifications under Rule 13d1-(b)(1)(ii). Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, MIS and GA Sub-Fund instead currently report as passive investors on Schedule 13G under Rule 13d-1(c).

The Orbis Trustees, the Orbis Holding Companies, Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, MIS and GA Sub-Fund, collectively, have already acquired more than 5% of a Registered Security. Upon reaching the 5% threshold, they have reported on Schedule 13G as passive investors. Upon reaching the 10% threshold, they have also commenced reporting under Section 16 of the Exchange Act. Because of the fast moving nature of the securities markets and the trading operations of the Orbis Advisers, it was not practical to submit this request for exemptive relief before reaching the 5% threshold, for that security. However, we are now requesting relief for other Registered Securities that will be acquired in the future in the normal course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.

Discussion

Recognizing the burdensome nature of compliance with the disclosure requirements of Schedule 13D, the Commission amended Rule 13d-1 to allow the use of Schedule 13D-5, and then Schedule 13G, by certain investors.[1] Under these amendments, many foreign institutions may report beneficial ownership on Schedule 13G as passive investors under Rule 13d-1(c). However, the amendments did not allow foreign institutions who might otherwise qualify to file on Schedule 13G to file as qualified institutional investors. Filing as a passive investor is more burdensome than filing as a qualified institutional investor. While qualified institutional investors may report beneficial ownership on Schedule 13G annually, passive investors must report on Schedule 13G within 10 days after the relevant acquisition of Registered Securities. Additionally, passive investors must report on Schedule 13D when beneficial ownership of a class of Registered Securities exceeds 20% and are subject to a 10-day "cooling-off" period after the filing of the Schedule 13D. During the 10-day "cooling-off" period they cannot exercise voting rights over the affected Registered Securities and cannot acquire additional securities of the same class.

The Commission made Schedule 13G filing available for qualified institutional investors in 1978 after determining that the burdens of the detailed and frequent disclosure required by Schedule 13D are disproportionate to the benefits afforded by such disclosure.[2] The Commission did not extend the right to file on Schedule 13G under Rule 13d-1(b) to foreign institutional investors because the Commission thought it might encounter "substantial enforcement difficulties" in ensuring that foreign institutions would provide the Commission with the information that they would be required to file under Schedule 13D. However, the Commission has stated that it would entertain applications for exemptive orders submitted by foreign institutional investors requesting to report Registered Securities acquisitions as qualified institutional investors so long as the acquisitions are in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer of the Registered Securities nor in connection with or as a participant in any transaction having such purpose or effect.[3] For foreign holding companies and control persons, the Division has required that the aggregate beneficial ownership of foreign holding companies held directly, and directly and indirectly by its subsidiaries that are not qualified institutional investors, do not exceed one

[1] *See* Exchange Act Release No. 11616 (Aug. 25, 1975); Exchange Act Release No. 13291 (Feb. 24, 1977); Exchange Act Release No. 14692 (Apr. 21, 1978); Exchange Act Release No. 26598 (Mar. 6, 1989); and Exchange Act Release No. 39538 (Jan. 12, 1998).

[2] *See* Exchange Act Release No. 14692 (Apr. 21, 1978).

[3] *See* Exchange Act Release No. 14692 (Apr. 21, 1978).

percent of the Registered Securities.[4] The 1998 amendments to Rule 13d-1 did not expand the list of qualified institutional investors to include foreign institutions. Instead, the Commission adopted the Rule 13d-1(c) passive investor provisions, and stated that "any foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor and does not want to rely on the Passive Investor provisions may continue to seek no-action relief from the Staff under current practices."[5]

Here, the Commission's reasons for precluding foreign institutions from filing on Schedule 13G as qualified institutional investors are not present for Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, and GA Sub-Fund. If Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, and GA Sub-Fund conducted their business in the United States they would be registered as investment companies under the Investment Company Act or as investment advisers under the Advisers Act, as applicable, and would be eligible to file under Rule 13d-1(b)(1)(ii)(D) or Rule 13d-1(b)(1)(ii)(E). Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund, and GA Sub-Fund are subject to similar, well-developed and comprehensive regulatory schemes as described above, which are functionally equivalent and comparable to U.S. laws for investment companies or investment advisers, as applicable. As a practical matter, the Commission should not encounter substantial "enforcement difficulties" should it desire information required under the disclosure requirements of Schedule 13D. In a number of cases, the Division has taken no-action positions for the use of Schedule 13G by foreign institutions engaged in the types of activities described in Rule 13d-1(b)(1)(ii)(A)-(F), including foreign investment advisers and investment companies, where the foreign regulation to which the foreign institutions are subject is comparable to U.S. regulation.[6] In at least one instance, the Division has taken a no-action position for a Bermuda insurance company, which at the time was regulated by the Bermuda Supervisor of Insurance, which has since been succeeded by the BMA, the regulator of Orbis Investment Management.[7] Also, in another instance, the Division has taken a no-action position for a fully licensed bank regulated in Luxembourg offering custodial and mutual fund administration services.[8]

Unregistered holding companies have received no-action relief in these instances under Rule 13d-1(b)(1)(ii)(G) if they did not own, directly or indirectly through subsidiaries that do not fall under Rule 13d-1(b)(1)(ii) more than 1% of the subject class of outstanding securities.[9] The unregistered holding companies in our case are the Orbis Trustees and the Orbis Holding Companies. If Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund and GA Sub-Fund are granted the requested relief, then only the Registered Securities held directly by the Orbis Trustees and the Orbis Holding Companies as well as the Registered Securities held directly or indirectly by MIS, Orbis Asset Management and Optimal Global need to be counted

---

4 CS Holding Group (SEC No-Action Letter), publicly available January 16, 1992.

5 *See* Exchange Act Release No. 39538 (Jan. 12, 1998).

6 Fidelity International Limited, publicly available October 5, 2000; Maple Partners Financial Group, publicly available October 21, 1998; Swiss Bank Corporation, publicly available January 17, 1997; CS Holding Group, publicly available January 16, 1992.

7 Centre Solutions (Bermuda) Ltd., publicly available July 25, 2002.

8 Morgan Stanley Group Inc., publicly available December 29, 1995.

9 Fidelity International Limited, publicly available October 5, 2000; Swiss Bank Corporation, publicly available January 17, 1997.

for the 1% test. Accordingly, each of the Orbis Trustees and the Orbis Holding Companies recognizes that the relief requested herein will not be available where the aggregate beneficial ownership of Registered Securities held directly by them, or directly or indirectly by its subsidiaries that are not qualified institutional investors, exceeds 1% of the outstanding Registered Securities. Additionally, any holdings of Registered Securities by Orbis Investment Management, Global, Optimal SA, SICAV Sub-Fund and GA Sub-Fund would not need to be included in MIS', Orbis Asset Management's and Optimal Global's holdings because MIS, Orbis Asset Management and Optimal Global Global, together with Optimal SA, SICAV Sub-Fund, GA Sub-Fund and Orbis Investment Management, do not currently constitute a "group" and they recognize that the relief requested herein will not be available with respect to a Registered Security in the future if they are acting as a "group" with respect to such Registered Security within the meaning of Rule 13d-5(b).

Additionally, to alleviate any remaining concerns the Commission might have, we advise the Staff that upon receipt of the relief requested, the Qualifying Entities agree to furnish or make available to the Staff, upon request, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D, along with any supporting material or documents necessary to verify the accuracy of such information.

Conclusion

We believe that the Qualifying Entities should be granted relief to report beneficial ownership of more than 5% of a class of Registered Securities as qualified institutional investors under Rule 13d-1(b)(i) on Schedule 13G. Each of the Qualifying Entities recognizes that Schedule 13G would not be available (and that a filing on Schedule 13D would be required) in those instances in which any of them directly or indirectly acquires beneficial ownership of more than 5% of a class of Registered Securities with the purpose or the effect of changing or influencing the control of the issuer or in connection with, or as a participant in, any transaction having such purposes or effect. Additionally, each of the Orbis Trustees and the Orbis Holding Companies recognizes that the relief requested herein will not be available in those instances in which the aggregate beneficial ownership of Registered Securities held directly, and directly and indirectly by its subsidiaries that are not qualified institutional investors exceeds 1% of the outstanding Registered Securities.

Should you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact the undersigned at (212) 238-8619.

Very truly yours,

Guy P. Lander

GPL:dd

6201530.10

Attachment A

ORBIS GROUP

Qualifying Entity	Jurisdiction of Registration
Pictet Trustee Company SA	N/A
Pictet Overseas Trust Corporation Limited	N/A
The Orbis Trust	N/A
The Orbis Holdings Trust	N/A
Orbis World Limited	N/A
Orbis Holdings Limited	N/A
Orbis Investment Management Limited	Bermuda
Orbis Global Equity Fund Limited	Bermuda
Orbis Optimal SA Fund Limited	Bermuda
Orbis SICAV- Global Equity Fund	Luxembourg
G.A. Fund- L Equities Deep Value World TP	Luxembourg

END